UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Proposals of the Board of Directors to be submitted to resolution of Banco Bradesco S.A.’s Shareholders at the Special Shareholders’ Meeting to be held on December 17, 2010, at 5 p.m.

Dear Shareholders,

The Board of Directors of Banco Bradesco S.A. hereby submits the following proposals for examination and resolution:

1)        Capital Stock Increase: to increase the capital stock by R$1,500,000,000.00, increasing it from R$28,500,000,000.00 to R$30,000,000,000.00, upon issue of 62,344,140 new book-entry, registered shares, with no par value, of which 31,172,072 are common shares and  31,172,068 are preferred shares.

1.1.      Objective: the capital stock increase is in line with Bradesco’s strategy of constantly pursuing opportunities for strengthening its business, either through internal growth or through investments and acquisitions that add value to the Bank. Accordingly, the capital stock increase aims to:

(i)          continue and strengthen the investments in expanding and modernizing our facilities, mainly regarding information technology, maintaining the Bank’s structure at levels that are adequate to efficient service rendering and optimization of processes;

(ii)        reinforce the Bank’s capitalization vis-à-vis the growth expectation of the credit operations volume for the next years and the constant evolution of its activities; and

(iii)   maintain high levels of liquidity and a conservative policy regarding leverage ratios, thereby creating flexibility for strategic positioning in face of market opportunities.

1.2.      Issue Price: R$24.06 per share.

1.3.      Criterion for Calculating the Issue Price: it was determined based on Paragraph One of Article 170 of Law #6,404/76, prevailing the weighted average of the market quotation of the shares, in view of their high tradability index. The purpose of establishing the price at levels below the market price is to allow leeway for the regular course of the operation, at the same time that it provides conditions for the formation of the subscription price.

1.4.      Subscription Type: private.

                                                                                                                          ./.

Proposals of the Board of Directors to be submitted to resolution of Banco Bradesco S.A.’s Shareholders at the Special Shareholders’ Meeting to be held on December 17, 2010, at 5 p.m.

.2.

1.5.       Subscription Period: from December 29, 2010 to January 31, 2011.

Regardless of the date of delivery of the Subscription Report, the payment of 100% of the amount of the subscribed shares will take place on February 18, 2011, the same date proposed for the payment of Complementary Interest on Own Capital, and the shareholder must choose between one of the methods provided for in the Subscription Report.

1.6.      Possibility of Payment:

•      compensation with credits from the Complementary Interest on Own Capital mentioned above. In this case, the exercise of the share subscription right will not result in any disbursement of new funds by the shareholders registered in the Bank’s records on December 6, 2010, which is the date proposed for the declaration of the aforementioned Complementary Interest on Own Capital;

•      debit from checking account held in Banco Bradesco S.A.;

•      check to the order of the aforementioned Banco Bradesco.

1.7.      Proportion of the Subscription: 1.657008936% on the shareholding position held by each one on the date of the Special Shareholders’ Meeting (December 17, 2010).

1.8.       Form and Date of the Payment: in cash on February 18, 2011, in the amount of 100% of the subscribed shares.

1.9.      Record Date for the Subscription Right: December 17, 2010, date in which the Special Shareholders’ Meeting will be held.

1.10.      Right of the Subscribed Shares – These will be entitled to monthly, and possibly complementary, dividends and/or interest on own capital to be declared as from the date of their registration as shareholders. Shares will be also fully entitled to eventual advantages given to other shares as of said date.

1.11.       Unsubscribed Shares: In the event of unsubscribed share, after the term for the exercise of the preemptive right has elapsed, these will be sold by means of an Auction to be held at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange), pursuant to the provision in letter “a” of Paragraph Seven of Article 171 of Law #6,404/76, at the minimum unitary price corresponding to 90% of the weighted average of the quotations at BM&FBOVESPA, of common and preferred shares, prevailing the lowest quotation between the two types, in the last 10 (ten) trading floors immediately prior to the date of the official announcement of the final unsubscribed shares by this Bank, in compliance, observing the minimum subscription price to be approved at the Shareholders’ Meeting. The entire amount determined by the operation that exceeds the subscription amount will be fully recorded as credit to the “Capital Reserve – Goodwill of Shares” account, benefiting all shareholders, indistinctly.

./.

Proposals of the Board of Directors to be submitted to resolution of Banco Bradesco S.A.’s Shareholders at the Special Shareholders’ Meeting to be held on December 17, 2010, at 5 p.m.

.3.

1.12.      Additional Procedures

The Subscription Reports will be available to the shareholders at Bradesco’s Branches from December 29, 2010 to January 31, 2011. For those with updated address in the Company’s records, a copy of the Report will be sent by mail. The shareholders who want to exercise their rights must hand in the filled Report at Bradesco’s Branches by January 31, 2011.

Shareholders whose shares are deposited at BM&FBOVESPA must exercise their rights at the respective depositor Brokerage Houses by January 27, 2011. Shareholders not intending to exercise their preemptive rights to the subscription may trade them at BM&FBOVESPA at market price by January 21, 2011, through  Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Ágora Corretora de Títulos e Valores Mobiliários S.A. or another brokerage house of their preference.

Consequently, the wording of the “caput” of Article 6 of the Bylaws will be amended after all the Capital Stock Increase process is completed, which will take place at a ratifying Shareholders’ Meeting.

2)        Amendment to the Bylaws, as follows:

•      in the “caput” and Paragraph One of Article 12, Article 14 and “caput” of Article 25, creating 7 positions of Deputy Officer in the Board of Executive Officers, increasing from 9 to 12 the maximum number of Officers and up to 19 the number of members of the Risks and Capital Allocation Integrated Management Committee, in view of the expansion that the Company has been seeing in all areas in which it operates and the need for better support to the administrative tasks in face of the structural dimension of the Organization;

•      in letter “d” of Paragraph One of Article 26, establishing the maximum deadline of 15 days for the Organization’s Ombudsman to respond to complainants, in compliance with the provisions of Item III of Article 2 of the National Monetary Council Resolution #3,849, as of March 25, 2010.

./.

Proposals of the Board of Directors to be submitted to resolution of Banco Bradesco S.A.’s Shareholders at the Special Shareholders’ Meeting to be held on December 17, 2010, at 5 p.m.

.4.

If this proposal is approved, the “caput” and Paragraph One of Article 12, Article 14, the “caput” of Article 25 and letter “d” of Paragraph One of Article 26 will have the following wording, after the approval of the process by the Central Bank of Brazil:

“Article 12) The Company’s Board of Executive Officers, elected by the Board of Directors, with a 1 (one) year term of office, will be constituted by 58 (fifty-eight) to 107 (one hundred and seven) members, distributed in the following position categories: - Executive Officers: from 15 (fifteen) to 33 (thirty-three) members, being 1 (one) Chief Executive Officer, from 5 (five) to 10 (ten) Executive Vice-Presidents;  from 6 (six) to 15 (fifteen) Managing Officers; and from 3 (three) to 7 (seven) Deputy Officers. – Department Officers: from 27 (twenty-seven) to 47 (forty-seven) members; - Officers: from 9 (nine) to 12 (twelve) members; and Regional Officers: from 7 (seven) to 15 (fifteen) members. Paragraph One - At every election, the Board of Directors will establish the number of positions to be filled, and designate, by appointing among the Executive Officers that it elects, those who will occupy the positions of Chief Executive Officer, Executive Vice-Presidents, Managing Officers and Deputy Officers, following the requirements of Articles 17, 18 and 19 of the present Corporate Bylaws.

Article 14) In addition to the regular duties conferred upon them by the law and by the present Bylaws, each member of the Board of Executive Officers will have the following responsibilities:

a)       the Chief Executive Officer shall preside the meetings of the Board of Executive Officers, supervise and coordinate the actions of its members;

b)       Executive Vice Presidents shall collaborate with the Chief Executive Officer in the performance of his duties;

c)       Managing Officers shall perform the duties assigned to them;

d)       Deputy Officers shall perform the duties assigned to them by the Executive Vice-Presidents and Managing Officers;

e)       Department Officers shall conduct the activities of the Departments they work for and assist other members of the Board of Executive Officers;

f)        Officers shall perform the duties assigned to them and assist the other members of the Board of Executive Officers;

g)       Regional Officers shall guide and supervise the Service Branches under their jurisdiction and perform the duties assigned to them.

Article 25) The company shall have a Risks and Capital Allocation Integrated Management Committee, composed of up to 19 (nineteen) members, being one of them appointed as Coordinator, appointed and dismissed by the Board of Directors, for a 1 (one) year term of office.

./.

Proposals of the Board of Directors to be submitted to resolution of Banco Bradesco S.A.’s Shareholders at the Special Shareholders’ Meeting to be held on December 17, 2010, at 5 p.m.

.5.

Article 26) Paragraph One - The Ombudsman’s duty shall be the following: d) to inform the claimants about the term estimated for final answer, which may not exceed fifteen days”.

Cidade de Deus, Osasco, SP, November 22, 2010

Board of Directors

Lázaro de Mello Brandão       - Chairman

Mário da Silveira Teixeira Júnior

João Aguiar Alvarez

Denise Aguiar Alvarez

Carlos Alberto Rodrigues Guilherme

-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-

We attest that this is a true copy of an excerpt of the Bank’s Board of Directors’ Special Meeting #1,703,  held on November 22, 2010, drawn up in its own records.

Banco Bradesco S.A.

Sérgio Socha           Domingos Figueiredo de Abreu

./.

Proposals of the Board of Directors to be submitted to resolution of Banco Bradesco S.A.’s Shareholders at the Special Shareholders’ Meeting to be held on December 17, 2010, at 5 p.m.

.6.

The statutory amendment proposed herein:

▪  in relation to the administrative changes, they will not have the following effects:

✓ legal effects, considering that it only aims at adapting the Company’s Management to the expansion that it has been seeing in all areas in which it operates and the need for better support to the administrative tasks in face of the structural dimension of the Organization.

✓ economic effects, considering that:

✓  the amounts set out at the Annual Shareholders’ Meeting held on March 10, 2010 for the remuneration of the Management and the costing of Management’s Open Complementary Private Pension Plans, within the Pension Plan targeted at the Employees and the Management of the Bradesco Organization, considered a margin to meet contingencies of that nature;

✓ according to the provisions of the Statute of the Risks and Capital Allocation Integrated Management Committee, the position of its members is not remunerated.

▪  in relation to the reduction of the time limit from 30 to 15 days for the Ombudsman to respond to complainants, the Management not identify any legal or economic effects, since the change has the purpose of  being in compliance with Item III of Article 2 of National Monetary Council Resolution #3,849, as or March 25, 2010.

./.

Pursuant to Article 14 and the Attachment 14 of CVM Instruction # 481, as of December 17, 2009, regarding the Capital Stock Increase before the shares subscription to be submitted to the resolution of Banco Bradesco S.A.’s Shareholders at the Special Shareholders’ Meeting to be held on December 17, 2010, we highlight:

.1.

1.      Inform the amount of the increase and the new capital stock

Increase the capital stock by R$1,500,000,000.00, increasing it from R$28,500,000,000.00 to R$30,000,000,000.00.

2.      Inform whether the capital stock increase will be made by means of: (a) conversion of debentures into shares; (b) exercise of subscription rights or subscription warrants; (c) capitalization of profits or reserves; or (d) subscription of new shares

The increase will become effective upon issue of new shares for private subscription.

3.      Explain, in detail, the reasons for the increase and its legal and economic consequences

The capital stock increase is in line with Bradesco’s strategy of constantly pursuing opportunities for strengthening its business, either through internal growth or through investments and acquisitions that add value to the Bank.

Accordingly, the capital stock increase aims to:

(i)                 continue and strengthen the investments in expanding and modernizing our facilities, mainly regarding information technology, maintaining the Bank’s structure at levels that are adequate to efficient service rendering and optimization of processes;

(ii)               reinforce the Bank’s capitalization vis-à-vis the growth expectation of the credit operations volume for the next years and the constant evolution of its activities; and

(iii)             maintain high levels of liquidity and a conservative policy regarding leverage ratios, thereby creating flexibility for strategic positioning in face of market opportunities.

The consequent statutory amendment will only become effective after the capital stock increase process is completed, which will take place at the ratifying Shareholders’ Meeting:

Except for the normal legal consequences arising from the capital stock increase (such as capital changes, amendment to the Bylaws, etc), the Management does not see any other legal consequences. From an economic perspective, the Company’s Management does not see any other economical consequences for the Company other than those related to a normal capital stock increase (such as, for example, the inflow of funds from the Company, due to the subscription and payment of new shares). For the shareholders who subscribe the shares they are entitled to there is the possibility of getting an economic gain, resulting from the difference between the market price and the subscription price.

4.      Provide a copy of the Fiscal Council Opinion, if applicable

Fully transcribed Fiscal Council Opinion registered in that Body’s Special Meeting, held on November 22, 2010, “Fiscal Council Opinion - Banco Bradesco S.A. – The undersigned members of the Fiscal Council of Banco Bradesco S.A., according to the provisions in Item

./.

Pursuant to Article 14 and the Attachment 14 of CVM Instruction # 481, as of December 17, 2009, regarding the Capital Stock Increase before the shares subscription to be submitted to the resolution of Banco Bradesco S.A.’s Shareholders at the Special Shareholders’ Meeting to be held on December 17, 2010, we highlight:

.2.

III of Article 163 of Law #6,404/76, proceeding with the examination of the Board of Directors’ Proposal for the Capital Stock Increase upon issue of 62,344,140 new book-entry, registered shares, with no par value, of which 31,172,072 are common shares and 31,172,068 are preferred shares, at the price of R$24.06 per share, for the private subscription by shareholders in the period from December 29,2010 to January 31, 2011, at the ratio of 1.657008936% on the shareholding position of each shareholder on the date of the Shareholders’ Meeting (December 17, 2010), by payment in cash on February 18, 2011, of 100% of the amount of subscribed shares, suggest the approval by the Company’s shareholders at the Special Shareholders’ Meeting to be held on December 17, 2010, at 5 p.m.”. Cidade de Deus, Osasco, SP, November 22, 2010. Fiscal Council Members - Nelson Lopes de Oliveira, Domingos Aparecido Maia and Ricardo Abecassis Espírito Santo Silva.”

5.      In the event of capital increase by means of subscription of shares

a.      Describe the allocation of funds

✓  investments in the expansion and modernization of our facilities, mainly regarding information technology, maintaining the Bank’s structure at levels that are adequate to an efficient service rendering and optimization of processes;

✓  reinforcement of the Bank’s capitalization vis-à-vis the growth expectation of the credit operation volume for the next years.

✓  maintenance of high levels of liquidity, creating flexibility for strategic positioning in face of market opportunities.

b.      Inform the number of issued shares of each type and class

Number of Shares Issued by Type
Common	31,172,072
Preferred	31,172,068
Total	62,344,140

c.       Describe the rights, benefits and restrictions attributed to the shares to be issued

Type	Rights	Benefits	Restrictions
Common

•  Voting right;

•  In case of public offering of shares following the sale of the Company control, common shares not included in the control block will be entitled to receive one hundred percent (100%) of the amount paid per common share held by the controllers.

•    Will be entitled to dividends/ monthly interest on own capital and eventually complementary interest to be declared as of the date when shares are included in the shareholding structure. Shares will be also fully entitled to possible advantages given to other shares as of said date.

• Common shares cannot be converted into preferred shares.
Preferred

a)   Priority in the reimbursement of Capital Stock if the Company is to be liquidated.

b)   Dividends ten per cent (10%) higher than dividends paid to common shares;

c)   Are included in a public offering of shares following an eventual sale of Company control, and are entitled to receive eighty percent (80%) of the amount paid per common share included in the control block.

		• The same	• Is not entitled to voting rights; • Preferred shares cannot be converted into common shares.

./.

Pursuant to Article 14 and the Attachment 14 of CVM Instruction # 481, as of December 17, 2009, regarding the Capital Stock Increase before the shares subscription to be submitted to the resolution of Banco Bradesco S.A.’s Shareholders at the Special Shareholders’ Meeting to be held on December 17, 2010, we highlight:

.3.

d.      Inform whether the subscription is public or private

It is a private subscription.

e.       In case of a private subscription, inform whether the related parties, as defined by accounting rules that deal with this issue, will subscribe shares during the capital stock increase process, specifying the respective amounts,  when these amounts are already known

Bradesco’s controlling shareholders intend to fully exercise their preemptive rights, by subscribing the totality of shares they are entitled to, as follows:

Controlling Shareholders	Entitled to Subscription of Shares
	Common	Preferred	Total
Cidade de Deus – Cia. Cial. de Participações	14,838,590	7,506	14,846,096
Fundação Bradesco	5,311,858	309,835	5,621,693
NCF Participações S.A.	678,086	457,765	1,135,851

f.       Inform the issue price of new shares or the reasons why its pricing should be delegated to the board of directors, in cases of public distribution

The issue price is R$24.06 per share.

g.      Inform the nominal value of the shares issued or, in case of shares with no par value, the portion of the issue price to be allocated to the capital reserve

The shares to be issued with no par value and the total value determined during

./.

Pursuant to Article 14 and the Attachment 14 of CVM Instruction # 481, as of December 17, 2009, regarding the Capital Stock Increase before the shares subscription to be submitted to the resolution of Banco Bradesco S.A.’s Shareholders at the Special Shareholders’ Meeting to be held on December 17, 2010, we highlight:

 .4.

the exercise of preemptive rights shall be allocated to the capital stock. In the event of unsubscribed shares, after the term for the exercise of the preemptive right has elapsed, they will be sold by in an auction to be held at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros. The amount obtained in the operation that exceeds the value of the subscription will be fully credited to the “Capital Reserve – Goodwill of Shares”.

h.      Provide the management’s opinion on the capital stock increase effects, especially with regard to the dilution caused by the increase

As it is a private subscription, guaranteed equally to all shareholders, at the ratio of 1.657008936% on the shareholding position that each one holds on the date of the Shareholders’ Meeting (December 17, 2010), there will not be dilution of the share interest of the shareholders who subscribe the totality of shares they are entitled to in the capital stock increase. The only shareholders that will have its position diluted is the one who does not exercise his/her preemptive right or who partially exercises it.

As it is appropriate, we demonstrate in the table below, the percentage of subscriptions carried out during the preemptive period of the last 3 Bradesco’s capital stock increases by subscription:

Special Shareholders’ Meeting for Subscription
Special Shareholders’ Meeting as of December 9, 2004
	Issued	Subscribed	% of Subscription
Common	8,791,857	8,692,528	98.87%
Preferred	8,708,143	8,136,717	93.44%
Total	17,500,000	16,829,245	96.17%
Special Shareholders’ Meeting as of October 5, 2006
Number of Shares	Issued	Subscribed	% of Subscription
Common	10,909,152	10,778,327	98.80%
Preferred	10,909,030	10,256,964	94.02%
Total	21,818,182	21,035,291	96.41%
Special Shareholders’ Meeting as of January 4, 2008
Number of Shares	Issued	Subscribed	% of Subscription
Common	13,953,489	13,448,988	96.38%
Preferred	13,953,488	12,867,080	92.21%
Total	27,906,977	26,316,068	94.30%

i.        Inform the criterion for calculating the issue price and  explain in detail the economic aspects that determined its choice

The issue price was determined based on Paragraph One of Article 170 of Law #6,404/76, prevailing the weighted average of the market quotation of the shares, in view of their high tradability index. The purpose of its establishment at lower levels than the market price is to allow a leeway for the normal development of

./.

Pursuant to Article 14 and the Attachment 14 of CVM Instruction # 481, as of December 17, 2009, regarding the Capital Stock Increase before the shares subscription to be submitted to the resolution of Banco Bradesco S.A.’s Shareholders at the Special Shareholders’ Meeting to be held on December 17, 2010, we highlight:

.5.

the operation, at the same time it provides conditions to establish the subscription price.

j.        If the issue price has been determined with premium or discount in relation to market value, identify the reason for the premium or discount and explain how it was determined

The issue price was determined with discount of approximately 20% in relation to the weighted average quotation of common shares (R$26.36 per share) and preferred shares (R$33.79 per share), in the period between August 23 and November 18, 2010, resulting in the weighted average amount of R$24.06. The aforementioned discount is based on the Brazilian stock market volatility and aimed to stimulate the adherence of all shareholders in the subscription of their rights.

k.      Provide copies of all reports and studies that supported the determination of the issue price

The following table shows the weighted average quotation of the Company’s common and preferred shares traded at BM&FBOVESPA in the last 60 trade floors prior to November 19, 2010.

As mentioned in Item “j” above, considering the volatility of the Brazilian stock market with the possibility of fluctuations in share prices during the period for preference to subscription, and, in order to stimulate the adhesion of the shareholders in the subscription of their rights, Bradesco determined the issue price with discount of approximately 20% on the weighted average quotation price of the common and preferred shares in the last 60 trade floors prior to November 19, 2010.

Weighted average quotation of common and preferred shares in the period of 60 trade floors prior to November 19, 2010

DATE	Common			Preferred
	Number of shares traded	Average Quotation	Value Traded	Number of shares traded	Average Quotation	Value Traded
08/23/2010	133,300	25.09	3,344,497.00	2,332,500	31.24	72,867,300
08/24/2010	220,600	24.50	5,404,700.00	4,074,800	30.47	124,159,156
08/25/2010	300,100	24.19	7,259,419.00	5,185,700	30.09	156,037,713
08/26/2010	229,200	24.11	5,526,012.00	4,262,600	29.81	127,068,106
08/27/2010	232,300	24.15	5,610,045.00	5,360,400	30.06	161,133,624
08/30/2010	133,800	23.99	3,209,862.00	4,815,800	29.84	143,703,472
08/31/2010	216,700	24.54	5,317,818.00	9,168,900	30.30	277,817,670
09/01/2010	5,331,100	25.14	134,023,854.00	6,959,800	31.32	217,980,936
09/02/2010	5,638,200	24.85	140,109,270.00	3,149,300	30.98	97,565,314
09/03/2010	255,000	24.68	6,293,400.00	4,208,200	30.88	129,949,216
09/06/2010	62,200	24.36	1,515,192.00	715,600	30.38	21,739,928
09/08/2010	263,700	24.61	6,489,657.00	7,071,700	30.69	217,030,473
09/09/2010	5,147,800	24.68	127,047,704.00	5,846,900	30.90	180,669,210
09/10/2010	127,400	24.67	3,142,958.00	3,292,000	30.92	101,788,640
09/13/2010	716,500	25.24	18,084,460.00	7,307,400	31.86	232,813,764
09/14/2010	299,200	25.50	7,629,600.00	4,228,800	32.24	136,336,512
09/15/2010	401,200	25.50	10,230,600.00	4,868,700	32.12	156,382,644
09/16/2010	108,600	25.61	2,781,246.00	2,681,300	32.20	86,337,860
09/17/2010	92,300	25.47	2,350,881.00	2,689,800	31.99	86,046,702
09/20/2010	293,100	25.57	7,494,567.00	4,780,300	32.29	154,355,887
09/21/2010	5,168,500	25.77	133,192,245.00	4,210,700	32.07	135,037,149
09/22/2010	211,300	25.57	5,402,941.00	5,402,100	32.36	174,811,956
09/23/2010	667,300	25.77	17,196,321.00	7,822,900	32.82	256,747,578
09/24/2010	307,500	25.62	7,878,150.00	7,453,900	32.49	242,177,211
09/27/2010	237,000	25.50	6,043,500.00	3,436,400	32.38	111,270,632
09/28/2010	409,300	25.76	10,543,568.00	3,557,900	32.78	116,627,962
09/29/2010	527,100	26.03	13,720,413.00	7,234,200	33.28	240,754,176
09/30/2010	430,100	26.76	11,509,476.00	5,360,300	33.78	181,070,934
10/01/2010	707,400	26.99	19,092,726.00	5,165,500	34.22	176,763,410
10/04/2010	6,022,800	26.96	162,374,688.00	3,855,800	34.10	131,482,780
10/05/2010	654,300	27.43	17,947,449.00	5,031,500	34.76	174,894,940
10/06/2010	985,700	27.59	27,195,463.00	5,644,100	34.88	196,866,208
10/07/2010	1,108,800	27.42	30,403,296.00	3,370,100	34.75	117,110,975
10/08/2010	574,000	27.98	16,060,520.00	3,852,500	35.41	136,417,025
10/11/2010	114,600	27.96	3,204,216.00	1,846,800	35.48	65,524,464
10/13/2010	349,200	28.33	9,892,836.00	6,887,600	36.08	248,504,608
10/14/2010	561,200	28.03	15,730,436.00	5,649,800	35.93	202,997,314
10/15/2010	258,100	27.94	7,211,314.00	6,105,900	35.83	218,774,397
10/18/2010	964,700	27.38	26,413,486.00	5,586,100	35.90	200,540,990
10/19/2010	759,800	27.54	20,924,892.00	5,908,800	35.49	209,703,312
10/20/2010	469,600	27.59	12,956,264.00	4,380,600	35.85	157,044,510
10/21/2010	496,400	27.44	13,621,216.00	4,256,900	35.78	152,311,882
10/22/2010	146,700	27.61	4,050,387.00	4,639,200	35.74	165,805,008
10/25/2010	488,100	28.05	13,691,205.00	4,566,800	36.28	165,683,504
10/26/2010	629,900	28.15	17,731,685.00	5,685,600	36.59	208,036,104
10/27/2010	424,700	27.48	11,670,756.00	10,456,300	35.61	372,348,843
10/28/2010	226,700	27.14	6,152,638.00	3,947,900	35.03	138,294,937
10/29/2010	726,300	27.00	19,610,100.00	5,347,800	34.87	186,477,786
11/01/2010	192,500	27.79	5,349,575.00	4,369,400	35.84	156,599,296
11/03/2010	240,200	28.42	6,826,484.00	7,852,100	36.69	288,093,549
11/04/2010	349,300	28.68	10,017,924.00	5,297,400	36.81	194,997,294
11/05/2010	210,300	28.76	6,048,228.00	4,137,300	36.96	152,914,608
11/08/2010	5,497,300	28.75	158,047,375.00	2,583,500	37.00	95,589,500
11/09/2010	284,200	28.41	8,074,122.00	5,975,100	36.52	218,210,652
11/10/2010	153,600	28.24	4,337,664.00	4,928,000	36.31	178,935,680
11/11/2010	204,900	27.83	5,702,367.00	3,424,600	35.81	122,634,926
11/12/2010	209,800	27.40	5,748,520.00	6,286,600	35.31	221,979,846
11/16/2010	217,100	27.13	5,889,923.00	5,302,200	34.97	185,417,934
11/17/2010	236,300	27.18	6,422,634.00	3,225,400	34.89	112,534,206
11/18/2010	292,300	27.33	7,988,559.00	5,614,100	35.18	197,504,038

./.

Pursuant to Article 14 and the Attachment 14 of CVM Instruction # 481, as of December 17, 2009, regarding the Capital Stock Increase before the shares subscription to be submitted to the resolution of Banco Bradesco S.A.’s Shareholders at the Special Shareholders’ Meeting to be held on December 17, 2010, we highlight:

 .6.

Average of the last 60 trade floors
Common			Preferred
Number of shares traded	Average Quotation	Value Traded	Number of shares traded	Average Quotation	Value Traded
52,917,200	26.36	1,394,741,304	298,660,200	33.79	10,091,276,251

Period	Average
	Common	Preferred
60 trade floors	26.36	33.79
	30.07

./.

Pursuant to Article 14 and the Attachment 14 of CVM Instruction # 481, as of December 17, 2009, regarding the Capital Stock Increase before the shares subscription to be submitted to the resolution of Banco Bradesco S.A.’s Shareholders at the Special Shareholders’ Meeting to be held on December 17, 2010, we highlight:

.7.

Period	Discount
	20% Common	20% Preferred
60 trade floors	21.09	27.03
	24.06

l.        Inform the quotation of each one of the types and classes of the company’s shares in the markets in which they are traded, identifying:

i.        Minimum, average and maximum quotation of each year, during the last 3 (three) years

 (in R$)

Type	2007			2008			2009
Quotation	Minimum	Average	Maximum	Minimum	Average	Maximum	Minimum	Average	Maximum
Common	20.03	26.24	32.46	13.36	22.60	29.01	13.86	19.81	25.91
Preferred	20.29	26.48	34.33	15.66	25.73	34.30	15.97	24.04	31.98

ii.      Minimum, average and maximum quotation of each quarter, during the last 2 (two) years

(in R$)

2008		Quotation
		Minimum	Average	Maximum
1st Quarter	Common	22.04	24.95	28.25
	Preferred	23.94	27.46	31.26
2nd Quarter	Common	23.55	26.08	29.01
	Preferred	26.61	30.00	34.30
3rd Quarter	Common	18.65	22.47	24.99
	Preferred	21.30	25.50	28.80
4th Quarter	Common	13.36	16.96	22.47
	Preferred	15.66	20.02	25.79

 (in R$)

2009		Quotation
		Minimum	Average	Maximum
1st Quarter	Common	13.86	15.45	17.80
	Preferred	15.97	18.08	21.12
2nd Quarter	Common	15.88	18.82	21.12
	Preferred	18.82	23.03	25.94
3rd Quarter	Common	18.11	20.68	24.38
	Preferred	21.96	25.16	29.50
4th Quarter	Common	22.48	24.31	25.91
	Preferred	27.81	29.95	31.98

./.

Pursuant to Article 14 and the Attachment 14 of CVM Instruction # 481, as of December 17, 2009, regarding the Capital Stock Increase before the shares subscription to be submitted to the resolution of Banco Bradesco S.A.’s Shareholders at the Special Shareholders’ Meeting to be held on December 17, 2010, we highlight:

.8.

iii.    Minimum, average and maximum quotation in each month, during the last 6 (six) months

(in R$)

Month / Type		Quotation
		Minimum	Average	Maximum
May/10	Common	20.46	22.15	23.52
	Preferred	25.54	27.61	29.02
June/10	Common	20.82	22.06	22.82
	Preferred	25.55	27.29	28.20
July/10	Common	20.83	23.66	25.80
	Preferred	25.51	29.46	32.45
August/10	Common	23.70	24.97	26.00
	Preferred	29.50	31.15	32.63
September/10	Common	24.12	25.36	26.95
	Preferred	30.10	31.94	33.92
October/10	Common	26.16	27.60	28.48
	Preferred	33.72	35.43	36.89

iv.    Average quotation during the last 90 days

(in R$)

Period August 20 to November 18, 2010	Common			Preferred
	Minimum	Average	Maximum	Minimum	Average	Maximum
	23.70	26.49	29.00	29.50	33.68	37.19

./.

Pursuant to Article 14 and the Attachment 14 of CVM Instruction # 481, as of December 17, 2009, regarding the Capital Stock Increase before the shares subscription to be submitted to the resolution of Banco Bradesco S.A.’s Shareholders at the Special Shareholders’ Meeting to be held on December 17, 2010, we highlight:

.9.

m.    Inform the issue price of shares in the capital stock increase carried out in the last 3 (three) years

Date of the Shareholders’ Meeting		January 4, 2008	Issue Price (R$)
Increase Amount (R$)		1,200,000,000.00
Number of Shares Issued	Common	13,953,489	43.00 (per share)
	Preferred	13,953,488	43.00 (per share)
	Total	27,906,977	Ratio
Subscription Period		January 22 to February 22, 2008	1.382441029%

n.      Present the percentage of potential dilution resulting from the issuance

Taking into consideration that the right to subscription will obey the proportion of 1.657008936% on the shareholding position that each one holds on the date of the Shareholders’ Meeting (December 17, 2010), there will not be dilution of the share interest of the shareholders who subscribe the totality of shares they are entitled to in the capital stock increase. The only shareholders that will have its position diluted is the one who does not exercise his/her preemptive right or who partially exercises it.

o.      Inform the terms, conditions and form of subscription and payment of the shares issued

Shareholders may exercise their preemptive rights to subscription in the period from December 29, 2010 to January 31, 2011, at the ratio of 1.657008936% on the shareholding position that each one holds on the date of the Shareholders’ Meeting (December 17, 2010).

Regardless of the date of delivery of the Subscription Report, the payment of 100% of the amount of the subscribed shares will take place on February 18, 2011, the same date proposed for the payment of Complementary Interest on Own Capital, and the shareholder must make an option for one of the methods provided for in the Subscription Report, as follows:

      remuneration with credits of Complementary Interest on Own Capital previously mentioned. In this case, the exercise of the subscription right of the shares will not result in any disbursement of new resources by the shareholders  registered in the Bank’s records on December 6, 2010, that is the date proposed for the statement of the aforementioned Complementary Interest on Own Capital;

./.

Pursuant to Article 14 and the Attachment 14 of CVM Instruction # 481, as of December 17, 2009, regarding the Capital Stock Increase before the shares subscription to be submitted to the resolution of Banco Bradesco S.A.’s Shareholders at the Special Shareholders’ Meeting to be held on December 17, 2010, we highlight:

.10.

•      debit from checking account held at  Banco Bradesco S.A.;

•      check to the order of the aforementioned Banco Bradesco.

The Subscription Reports will be available to shareholders at Bradesco’s Branches from December 29, 2010 to January 31, 2011. For those with updated address in the Company’s records, a copy of the Report will be sent by mail. Shareholders who want to exercise their rights must hand in the filled Report at Bradesco’s Branches by January 31, 2011.

Shareholders whose shares are deposited at BM&FBOVESPA must exercise their rights at the respective depositor Brokerage House by January 27, 2011.

Shareholders not intending to exercise their preemptive rights to the subscription may trade them at BM&FBOVESPA at market price by January 21, 2011, through  Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Ágora Corretora de Títulos e Valores Mobiliários S.A. or another brokerage house of their preference.

p.      Inform whether shareholders will be entitled to preemptive rights to subscribe to the new shares issued and explain in detail the terms and conditions to which this right is subject

Shareholders may exercise their preemptive rights to subscription of new shares issued, and they should exercise them in the period from December  29, 2010 to January 31, 2011, at the ratio of 1.657008936% on the shareholding position that each one holds on the date of the Shareholders’ Meeting (December 17, 2010).

Shareholders not intending to exercise their preemptive rights to the subscription may trade them at BM&FBOVESPA at market price by January 21, 2011, through  Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Ágora Corretora de Títulos e Valores Mobiliários S.A. or another brokerage house of their preference.

q.      Inform the management’s proposal for the treatment of eventual unsubscribed shares

In the event of unsubscribed shares, after the term for the exercise of the preemptive right has elapsed, they will be traded in an Auction to be held at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange), pursuant to the provision in letter “a” of Paragraph Seven of Article 171 of Law # 6,404/76, at the minimum unitary price corresponding to 90% of the weighted average of the quotations verified at

./.

Pursuant to Article 14 and the Attachment 14 of CVM Instruction # 481, as of December 17, 2009, regarding the Capital Stock Increase before the shares subscription to be submitted to the resolution of Banco Bradesco S.A.’s Shareholders at the Special Shareholders’ Meeting to be held on December 17, 2010, we highlight:

.11.

BM&FBOVESPA, for common and preferred shares, prevailing the lowest quotation between the two types, in the last 10 (ten) trading floors immediately prior to the date of the official announcement of the final unsubscribed shares by this Bank, in compliance with the minimum subscription price to be approved at the Shareholders’ Meeting. The total amount determined in the operation which exceeds the subscription amount will be fully recorded as credit in the “Capital Reserve – Goodwill of Shares” account, benefiting all shareholders, indistinctly.

r.       Describe in detail the procedures to be adopted, in case there is a partial approval of the capital stock increase

Not applicable.

s.       In case the issue price of shares is totally or partially paid in goods

                                                              i.             Submit complete description of goods

                                                            ii.             Clarify the relationship between the goods incorporated into the company’s equity and its corporate purpose

                                                          iii.             Provide copies of the appraisal report of goods, if it is available

None of the items is applicable.

6.      In the event there is a capital stock increase by means of capitalization of profits and reserves

a.         Inform whether the face value of shares will be changed, if applicable, or whether new shares will be distributed among shareholders

b.        Inform whether the capitalization of profits or reserves will take place with or without change to the number of shares in the companies with shares with no par value

c.         In the event of distribution of new shares

                                            i.     Inform the number of issued shares of each type and class

                                          ii.     Inform the percentage in shares to be received by shareholders

                                        iii.     Describe the rights, benefits and restrictions attributed to the shares to be issued

./.

Pursuant to Article 14 and the Attachment 14 of CVM Instruction # 481, as of December 17, 2009, regarding the Capital Stock Increase before the shares subscription to be submitted to the resolution of Banco Bradesco S.A.’s Shareholders at the Special Shareholders’ Meeting to be held on December 17, 2010, we highlight:

.12.

                                        iv.     Inform the acquisition cost, in Brazilian reais per share, to be attributed so that shareholders may comply with Article 10 of Law # 9,249, as of December 26, 1995

                                          v.     Inform the treatment given to fractions, if applicable

d.        Inform the period set forth in Paragraph 3 of Article 169 of Law # 6,404, as of 1976

e.         Inform and provide information and documents set forth in item 5 above, if applicable

None of the items is applicable.

7.      In the event of capital stock increase by means of conversion of debentures into shares  or exercise of subscription warrants

                                  i.          Inform the number of  shares issued of each type and class

                                ii.          Describe the rights, benefits and restrictions attributed to the shares to be issued

Both items are not applicable.

./.

Pursuant to Article 14 and the Attachment 14 of CVM Instruction # 481, as of December 17, 2009, regarding the Capital Stock Increase before the shares subscription to be submitted to the resolution of Banco Bradesco S.A.’s Shareholders at the Special Shareholders’ Meeting to be held on December 17, 2010, we highlight:

.13.

Bylaws

Current Wording	Proposed Wording
Section I - Organization, Duration and Headquarters	No amendments.
Article 1) Banco Bradesco S.A. is a publicly-held company, hereinafter referred to as the Company, and will be governed by the present Bylaws.	No amendments.
Article 2) The Company’s term of duration is undetermined.	No amendments.
Article 3) The Company’s headquarter and jurisdiction are located in the administrative center called “Cidade de Deus”, in Vila Yara, city and judicial district of Osasco, State of São Paulo.	No amendments.

Article 4) The Company may settle or close Branches in the country, at the discretion of the Board of Executive Officers, and abroad, upon the additional approval of the Board of Directors, hereinafter referred to as the Board.

No amendments.
Section II - Corporate Purpose	No amendments.
Article 5) The Company’s corporate purpose is to perform general banking activities, including foreign exchange transactions.	No amendments.
Section III - Capital Stock	No amendments.

Article 6) The Capital Stock is R$28,500,000,000.00  (twenty eight billion, five hundred million reais), divided into 3,762,450,441 (three billion, seven hundred sixty two million, four hundred fifty thousand, four hundred forty one) book-entry, registered shares, with no par value, of which 1,881,225,318 (one billion, eight hundred eighty one million, two hundred twenty-five thousand, three hundred eighteen) are common shares and 1,881,225,123  (one billion, eight hundred eighty one million, two hundred twenty-five thousand, one hundred twenty-three) are preferred shares.

No amendments. The wording will only be amended afther the capital stock increase process is completed, which will take place in the ratification Shareholders’ Meeting.

./.

Pursuant to Item I of Article 11 of CVM Rule # 481, of December 17, 2009, we transcribed the Bylaws emphasizing the amendments to be submitted to the resolution of the shareholders of Banco Bradesco S.A., at the Special Shareholders' Meeting to be held on December 17:

.1.

Paragraph One - Common shares will provide to its holders the rights and  privileges  provided  by law. In  the  case  of  a public offering, following an eventual sale of the Company’s control, common share that is not part of the controlling capital will have the right to receive 100% (one hundred per cent) of the price paid per common share held by the controllers.

No amendments.

Paragraph Two - Preferred shares will have no voting rights, but will entitle  their  holders to  the  following rights and privileges:

a)  priority in Capital Stock reimbursement, in the event of the Company’s liquidation;

b)  dividends 10% (ten per cent) higher than those attributed to common shares;

c)  inclusion in an eventual public offering resulting from the sale of the Company’s control, entitling their holders to receive a price equal to 80% (eighty per cent) of the price paid per common share that is part of the controlling capital.

No amendments.

Paragraph Three - In the event of a capital increase, at least 50% (fifty per cent) of the capital will be paid at  the time of subscription and the remaining amount will be paid through a Board of Executive Officers’ call, as per legal precepts.

No amendments.

Paragraph Four - The Company’s capital share is constituted of book-entry shares only, which will be kept into deposit accounts in the Company, issued in favor of their holders, without issuance of certificates. The service cost of transfer of ownership of the said shares may be charged from the shareholders.

No amendments.

./.

Pursuant to Item I of Article 11 of CVM Rule # 481, of December 17, 2009, we transcribed the Bylaws emphasizing the amendments to be submitted to the resolution of the shareholders of Banco Bradesco S.A., at the Special Shareholders' Meeting to be held on December 17:

.2.

Paragraph Five - The following actions will not be permitted: a) conversion of common shares into preferred shares and vice versa; b) issue of participation certificates.	No amendments.

Paragraph Six - The Company may, upon the authorization of the Board of Directors, acquire shares issued by the Company itself, for cancellation or temporary maintenance in treasury, and posterior sale.

No amendments.
Section IV - Management	No amendments.
Article 7) The Company will be managed by a Board of Directors and a Board of Executive Officers.	No amendments.
Section V - Board of Directors	No amendments.

Article 8) The Board of Directors, whose term of office is of 1 (one) year, is constituted by 6 (six) to 9 (nine) members, who should vote for 1 (one) Chairman and 1 (one) Vice-Chairman among themselves.

No amendments.
Paragraph One - The Board’s decisions will only be valid if supported by the absolute majority of the effective members, including the Chairman, who will have the casting vote, in the event of a tie.	No amendments.

Paragraph Two - In the event the position of the Chairman of the Board being vacant or the Chairman being absent or temporarily unavailable, the Vice-Chairman will take over. In the absence or temporary unavailability of the Vice-Chairman, the Chairman will appoint a substitute among other Board members. In the event of a vacancy of the Vice-Chairman’s position, the Board will appoint a substitute, who will serve for the time remaining to complete the term of office of the replaced member.

No amendments.

./.

Pursuant to Item I of Article 11 of CVM Rule # 481, of December 17, 2009, we transcribed the Bylaws emphasizing the amendments to be submitted to the resolution of the shareholders of Banco Bradesco S.A., at the Special Shareholders' Meeting to be held on December 17:

.3.

Paragraph Three - In the event of temporary or permanent leave of any other member, the remaining members may appoint a substitute, to serve on a temporary or permanent basis, with due regard to the precepts of law and of these Bylaws.

No amendments.
Article 9) In addition to the duties set forth by law and by the present Bylaws, the Board's responsibilities and duties include the following:	No amendments.

./.

Pursuant to Item I of Article 11 of CVM Rule # 481, of December 17, 2009, we transcribed the Bylaws emphasizing the amendments to be submitted to the resolution of the shareholders of Banco Bradesco S.A., at the Special Shareholders' Meeting to be held on December 17:

.4.

a)  to ensure that the Board of Executive Officers is always rigorously capable to perform its duties;

b)  to make sure that the corporate business is being conducted with probity, in order to preserve the Company’s credibility;

c)  to maintain management continuity, whenever possible, which is highly recommended for the stability, prosperity and security of the Company;

d)  to establish the general guidelines of the Company’s business, as well as to deliberate upon the constitution and performance of Operational Portfolios;

e)  to authorize, in cases of operations with companies not composing the Bradesco Organization, the acquisition, the disposal and encumbrance of assets composing the Permanent Assets and non-permanent equity interest  of the Company and its direct and indirect subsidiaries, when referring to amount higher than 1% (one per cent) of their respective Shareholders’ Equity;

f)   to decide on trades involving shares issued by the Company, in accordance with Paragraph Six of Article 6;

g)  to authorize the granting of any kind of donation, contribution or aid, regardless of the beneficiary;

h)  to approve the payment of dividends and/or interest on own capital proposed by the Board of Executive Officers;

i)    to submit to Shareholders’ Meetings appreciation proposals aiming at  increasing or reducing the capital share, share grouping, bonuses  or splits, merger, incorporation or spin-off transactions and reforms in the Company’s Bylaws;

j)    to deliberate upon associations, involving the Company or its Subsidiaries, including participation in shareholders’ agreements;

k)  to approve the monetary investment of resources resulting from fiscal incentives;

l)    to examine  and  deliberate upon budgets and financial statements submitted by the Board of Executive Officers;

m) to assume decision-making powers on specific matters of the Company’s interest and to deliberate upon defaulting cases;

n)  to apportion the remuneration of Managers, established by the Shareholders’ Meeting and to determine bonuses for board members, executive officers and employees, when it intends to give them;

o)  to authorize, whenever necessary, the representation of the Company by a member of the Board of Executive Officers individually or by an attorney, in which case a respective mandate will indicate what actions may be practiced;

p)  to establish the remuneration of the Audit Committee members and of the Ombudsman;

q)  to approve the Corporate Report on Internal Controls Conformity and determine the adoption of strategies, policies and measures focused on the diffusion of a controlling and risk mitigation culture.

No amendments.
Sole Paragraph - The Board of Directors may assign special duties to the Board of Executive Officers and to any of its members, as well as establish committees to deal with specific matters.	No amendments.

Article 10) The Chairman of the Board shall preside the meetings of this Body, as well as the Shareholders’ Meetings, being entitled to appoint any other member of the Board of Directors to proceed so.

No amendments.
Sole Paragraph - The Chairman of the Board may call the Board of Executive Officers and participate, together with other board members, in any of its meetings.	No amendments.
Article 11) The Board will quarterly meet and, whenever necessary, in special sessions convened by the Chairman, or by half of effective Board members. Minutes will be drawn up for every meeting.	No amendments.
Section VI - Board of Executive Officers	No amendments.

./.

Pursuant to Item I of Article 11 of CVM Rule # 481, of December 17, 2009, we transcribed the Bylaws emphasizing the amendments to be submitted to the resolution of the shareholders of Banco Bradesco S.A., at the Special Shareholders' Meeting to be held on December 17:

.5.

Article 12) The Company’s Board of Executive Officers, elected by the Board of Directors, with a 1 (one) year term of office, will be constituted by 52 (fifty-two) to 97 (ninety-seven) members, distributed in the following position categories: - Executive Officers: from 12 (twelve) to 26 (twenty-six) members, being 1 (one) Chief Executive Officer, from 5 (five) to 10 (ten) Executive Vice-Presidents and from 6 (six) to 15 (fifteen) Managing Officers. – Department Officers: from 27 (twenty-seven) to 47 (forty-seven) members; - Officers: from 6 (six) to 9 (nine) members; and Regional Officers: from 7 (seven) to 15 (fifteen) members.

Article 12) The Company’s Board of Executive Officers, elected by the Board of Directors, with a 1 (one) year term of office, will be constituted by 58 (fifty-eight) to 107 (one hundred and seven) members, distributed in the following position categories: - Executive Officers: from 15 (fifteen) to 33 (thirty-three) members, being 1 (one) Chief Executive Officer, from 5 (five) to 10 (ten) Executive Vice-Presidents and from 6 (six) to 15 (fifteen) Managing Officers; and from 3 (three) to 7 (seven) Deputy Directors – Department Officers: from 27 (twenty-seven) to 47 (forty-seven) members; - Officers: from 9 (nine) to 12 (twelve) members; and Regional Officers: from 7 (seven) to 15 (fifteen) members.

Paragraph One - At every election, the Board of Directors will establish the number of positions to be filled, and designate, by appointing among the Executive Officers that it elects, those who will occupy the positions of Chief Executive Officer, Executive Vice-Presidents and Managing Officers, following the requirements of Articles 17, 18 and 19 of the present Corporate Bylaws.

Paragraph One - At every election, the Board of Directors will establish the number of positions to be filled, and designate, by appointing among the Executive Officers that it elects, those who will occupy the positions of Chief Executive Officer, Executive Vice-Presidents, Managing Officers and Deputy Officers, following the requirements of Articles 17, 18 and 19 of the present Corporate Bylaws.

Paragraph Two – The requirements provided for in item II of Article 18 and “caput” of Article 19, related to the Executive Directors, Department Directors and Directors, respectively, may be exceptionally waived by the Board up to the limit of ¼ (one fourth) of each of these position categories, except in relation to the Directors appointed to the positions of President and Vice-President.

No amendments.

./.

Pursuant to Item I of Article 11 of CVM Rule # 481, of December 17, 2009, we transcribed the Bylaws emphasizing the amendments to be submitted to the resolution of the shareholders of Banco Bradesco S.A., at the Special Shareholders' Meeting to be held on December 17:

.6.

Article 13)  The  Officers  of  the  Executive Board shall manage and represent the Company, having powers to bind it in any acts and agreements of its interest. The Offices may condescend and waive rights and acquire, sell and subject to an onus assets, with due regard to the provisions stated in item “e” of Article 9 of the present Bylaws.

No amendments.

Paragraph One - With due reservation to the exceptions expressly set forth herein, the Company will only be bound by the joint signatures of at least 2 (two) Officers, one of whom will be the Chief Executive Officer or Executive Vice-President.

No amendments.

Paragraph Two - The  Company may also be represented by at least 1 (one) Officer and 1 (one) attorney, or by  at  least 2 (two) especially constituted attorneys, jointly, in which case the respective power of attorney will establish their powers, the acts they may practice and its duration.

No amendments.
Paragraph Three – The Company may be also severally represented by any member of the Board of Executive officers or by attorney with specific powers, in the following cases:	No amendments.

./.

Pursuant to Item I of Article 11 of CVM Rule # 481, of December 17, 2009, we transcribed the Bylaws emphasizing the amendments to be submitted to the resolution of the shareholders of Banco Bradesco S.A., at the Special Shareholders' Meeting to be held on December 17:

 .7.

a)  powers of attorney with "ad judicia" clause, assumption in which the power of attorney may have an indeterminate duration and may be empowered;

b)  receive judicial or extrajudicial summons or services of process;

c)  participation in biddings;

d)  representation in General Meetings of Shareholders or Quotaholders of companies or investment funds in which the Company holds interest, as well as of entities in which it is partner or affiliated company;

e)  representation in public agencies and authorities, provided that this does not imply the assumption of responsibilities and/or liabilities by the Company;

f)   in “legal testimonies”.

No amendments.
Paragraph Four - Department Directors and Directors are prohibited from practicing acts that imply the sale and encumbrance of assets and rights of the Company.	No amendments.
Article 14) In addition to the regular duties conferred upon them by law and by the present Bylaws, each member of the Board of Executive Officers will have the following responsibilities:	No amendments.

a)   the Chief Executive Officer shall preside the meetings of the Board of Executive Officers, besides supervising and coordinating the action of its members;

b)   Executive Vice-Presidents shall collaborate with the Chief Executive Officer in the performance of his duties;

c)   Managing Officers shall perform the duties assigned to them and report to the Chief Executive Officer and Executive Vice-Presidents;

d)   Department Officers shall conduct the activities of the Departments they work for and assist other members of the Board of Executive Officers;

e)   Officers shall guide and supervise the Service Branches under their jurisdiction and perform the duties assigned to them, reporting to the Board of Executive Officers; and

f) Regional Officers shall guide and supervise the Service Branches under their jurisdiction and perform the duties assigned to them.

No amendments.

No amendments.

No amendments.

d)  Deputy Officers shall perform the duties assigned to them by the Executive Vice-Presidents and Managing Officers;

e)   Department Officers shall conduct the activities of the Departments they work for and assist other members of the Board of Executive Officers;

f) Officers shall guide and supervise the Service Branches under their jurisdiction and perform the duties assigned to them, reporting to the Board of Executive Officers; and

g)  Regional Officers shall guide and supervise the Service Branches under their jurisdiction and perform the duties assigned to them.

Article 15)       The Executive Officers will hold general meetings on a weekly basis, and special meetings whenever necessary. The decisions taken will only be valid when more than half of the effective members attend the respective meeting. The presence of the Chief Executive Officers or his substitute, who will have the casting vote in the case of a tie, is obligatory. The special meetings will be held whenever called by the Chairman of the Board, the Chief Executive Officer, or further, by half of other Executive Officers.

No amendments.

./.

Pursuant to Item I of Article 11 of CVM Rule # 481, of December 17, 2009, we transcribed the Bylaws emphasizing the amendments to be submitted to the resolution of the shareholders of Banco Bradesco S.A., at the Special Shareholders' Meeting to be held on December 17:

.8.

Article 16) In the event of vacancy, absence or temporary unavailability of any Officer, including the Chief Executive Officer, it will be responsibility of the Board of Directors to appoint his substitute.

No amendments.

Article 17) To occupy the position of Officer, the Officer must dedicate himself full time to the service of the Company. The holding of the position of Officer of this Company concurrently with other positions or professional activities is incompatible, except when of the Company’s interest, and at the discretion of the Board of Directors.

No amendments.
Article 18) To hold the position of Executive Officer, the candidate must also satisfy, cumulatively, the following requirements on the election date:	No amendments.
I. be under 65 (sixty-five) years old; II. belong to the staff of employees or officers of the Company or of its subsidiaries for more than 10 (ten) years, with no interruptions.	No amendments.
Article 19) To hold the position of Department Director or Director, the candidate must be an employee or officer of the Company or of its subsidiaries and on the election date must:	No amendments.
I. Department Director - be under 62 (sixty-two) years old; II. Director - be under 60 (sixty) years old.	No amendments.
Section VII - Fiscal Council	No amendments.
Article 20) The Fiscal Council, a non-permanent body, will be constituted by 3 (three) to 5 (five) effective members, when installed, and an equal number of substitutes.	No amendments.
Section VIII - Audit Committee	No amendments.

Article 21)  The  Company will have an Audit Committee constituted by 3 (three) to 5 (five) members, with a 1 (one) year term of office, to be nominated and dismissed by the Board of Directors. One of the Committee members should be appointed as Coordinator.

No amendments.

./.

Pursuant to Item I of Article 11 of CVM Rule # 481, of December 17, 2009, we transcribed the Bylaws emphasizing the amendments to be submitted to the resolution of the shareholders of Banco Bradesco S.A., at the Special Shareholders' Meeting to be held on December 17:

.9.

Sole Paragraph - In addition to those provided for by law or regulations, these are also attributions of the Audit Committee:	No amendments.

./.

Pursuant to Item I of Article 11 of CVM Rule # 481, of December 17, 2009, we transcribed the Bylaws emphasizing the amendments to be submitted to the resolution of the shareholders of Banco Bradesco S.A., at the Special Shareholders' Meeting to be held on December 17:

.10.

a)  to recommend to the Board of Directors the company to be hired for rendering independent auditing services, its respective remuneration, as well as, its replacement;

b)  to review financial statements including foot notes, management reports and independent auditors’ report, prior to their disclosure to the market;

c)  to evaluate the effectiveness of both internal and independent audits regarding the fulfillment of legal and regulatory requirements applicable to the Company, in addition to internal regulations and codes;

d)  to evaluate the fulfillment, by the Company’s Board of Executive Officers, of recommendations made by either internal or independent auditors, as well as to recommend to the Board of Directors the resolution of eventual conflicts between external auditors and the Board of Executive Officers;

e)  to establish and announce the procedures for the acceptance and treatment of information related to the noncompliance with legal and regulatory requirements applicable to the Company, in addition to regulations and internal codes, including the recommendation of procedures to protect the provider and the confidentiality of the information;

f)   to recommend to the Board of Executive Officers corrections or improvements in policies, practices and procedures included in its attributions;

g)  to hold meetings, at least on a quarterly basis, with the Company’s Board of Executive Officers and internal and external auditors;

h)  to verify, during its meetings, the fulfillment of its recommendations and/or explanations for its questions, including the planning of respective auditing works. Minutes of all meetings shall be drawn up;

i)    to establish operating rules for its functioning;

j)    to meet with the Fiscal Council and the Board of Directors, upon their request to discuss policies, practices and procedures identified under the scope of their respective incumbencies.

No amendments.
Section IX - Compliance and Internal Control Committee	No amendments.

Article 22) The Company will have a Compliance and Internal Control Committee constituted by up to 12 (twelve) members, to be nominated and dismissed by the Board of Directors, having a 1 (one) year term of office. One of the Committee members should be appointed as Coordinator.

No amendments.

Sole Paragraph - The Committee’s main objective will be to assist the Board of Directors in its attributions related to the adoption of strategies, policies and measures focused on the diffusion of internal control culture, risk mitigation and conformity to rules applicable to the Bradesco Organization.

No amendments.
Section X - Remuneration Committee	No amendments.

Article 23)   The Company will have a Remuneration Committee constituted by 3 (three) to 5 (five) members, to be nominated among the members of the Board of Directors, having a 1 (one) year term of office. One of the Committee members should be appointed as Coordinator.

No amendments.

Sole Paragraph - The Committee’s objective will be to propose to the Company’s Board of Directors  policies  and guidelines for the remuneration of its Statutory Officers, based on the performance goals established by the Board.

No amendments.
Section XI - The Ethical Conduct Committee	No amendments.

./.

Pursuant to Item I of Article 11 of CVM Rule # 481, of December 17, 2009, we transcribed the Bylaws emphasizing the amendments to be submitted to the resolution of the shareholders of Banco Bradesco S.A., at the Special Shareholders' Meeting to be held on December 17:

 .11.

Article 24)   The Company will have an Ethical Conduct Committee comprised of up to 16 (sixteen) members, appointed and dismissed by the Board of Directors, with a term of office of 1 (one) year, and one of them must be appointed as Coordinator.

No amendments.

Sole Paragraph - The Committee will have as purpose to propose initiatives as to the dissemination and compliance with Bradesco Organization’s Codes of Ethical Conduct, both corporate and by sector, in order to ensure their efficiency and effectiveness.

No amendments.
Section XII - Risks and Capital Allocation Integrated Management Committee	No amendments.

Article 25) The company shall have a Risks and Capital Allocation Integrated  Management Committee, composed of up to 13 (thirteen) members, being one of them appointed as Coordinator, appointed and dismissed by the Board of Directors, for a 1 (one) year term of office.

Article 25) The company shall have a Risks and Capital Allocation Integrated  Management Committee, composed of up to 19 (nineteen) members, being one of them appointed as Coordinator, appointed and dismissed by the Board of Directors, for a 1 (one) year term of office.

Sole Paragraph – The Committee shall have the objective of assisting the Board of Directors in the performance of its attributions related to the approval of institutional policies and operating guidelines and to the establishment of limits of risk exposition, with a view to reach their effective management in the scope of Bradesco Organization, herein understood the economic and financial consolidated results.

No amendments.
Section XIII - Ombudsman	No amendments.

Article 26)       The Company shall have an Ombudsman which shall operate on behalf of all the Institutions composing the Bradesco Organization, authorized to operate by the Central Bank of Brazil, composed of 1 (one) Ombudsman, appointed and dismissed by the Board of Directors, with 1 (one) year term of office.

No amendments.

./.

Pursuant to Item I of Article 11 of CVM Rule # 481, of December 17, 2009, we transcribed the Bylaws emphasizing the amendments to be submitted to the resolution of the shareholders of Banco Bradesco S.A., at the Special Shareholders' Meeting to be held on December 17:

.12.

Paragraph One - The Ombudsman’s duty shall be the following:	No amendments.

a)  to ensure the strict observance to the legal and regulatory rules related to the consumer rights and work as a channel of communication among the Institutions provided for by “caput” of this Article, clients and users of products and services, including in the intervention in conflicts;

b)  to receive, register, guide, analyze and provide formal and proper treatment to complaints of clients and users of products and services of the Institutions provided for in “caput” of this Article, not solved by usual services provided by branches or any other service branches;

c)  to provide the necessary clarifications and to inform the claimants about the progress of their demands and the measures adopted;

d)  to inform the claimants about the term estimated for final answer, which may not exceed thirty days;

e)  to forward a conclusive answer to claimants’ demand until the term informed in letter “d”;

f)   to propose corrective measures to the Board of Directors, or improvement of procedures and routines, in view of the analysis of complaints received;

g)  to prepare and forward to the Board of Directors, to the Audit Committee and to the Internal Audit, at the end of each half-year period, a quantitative and qualitative report about the Ombudsman performance, containing propositions referred to by “f”, when existing.

No amendments. No amendments. No amendments. d) to inform the claimants about the term estimated for final answer, which may not exceed fifteen days; No amendments. No amendments. No amendments.
Paragraph Two - The Company:	No amendments.

./.

Pursuant to Item I of Article 11 of CVM Rule # 481, of December 17, 2009, we transcribed the Bylaws emphasizing the amendments to be submitted to the resolution of the shareholders of Banco Bradesco S.A., at the Special Shareholders' Meeting to be held on December 17:

.13.

a)   will maintain adequate conditions for the operation of the Ombudsman, as well as, so that its performance is guided by transparency, independence, impartiality and exemption;

b)   will ensure the Ombudsman access to information necessary to prepare adequate answer to complaints received, with total administrative support, and may request information and documents for the performance of its activities.

No amendments.
Section XIV - Shareholders’ Meetings	No amendments.
Article 27) General and Special Shareholders’ Meetings will be:	No amendments.

a)  called by sending to the shareholders a minimum 15 (fifteen)-day notice;

b)  presided by the Chairman of the Board, or, in his absence, by his statutory substitute, who will invite one or more shareholders to act as Secretaries.

No amendments.
Section XV - Fiscal Year and Income Distribution	No amendments.
Article 28) The fiscal year coincides with the civil year, ending on December 31.	No amendments.

Article 29) Balance sheets will be prepared at the end of each semester, on June 30 and December 31 of every year. The Board of Executive Officers, subject to the approval of the Board of Directors, may determine the preparation of balance sheets for shorter periods of time, including monthly balance sheets.

No amendments.
Article 30) The Net Income, as defined in Article 191 of the Law # 6,404 as of December 15, 1976, accounted at every six-month or in the annual balance sheet will be allocated in the following order:	No amendments.

./.

Pursuant to Item I of Article 11 of CVM Rule # 481, of December 17, 2009, we transcribed the Bylaws emphasizing the amendments to be submitted to the resolution of the shareholders of Banco Bradesco S.A., at the Special Shareholders' Meeting to be held on December 17:

.14.

  I.   constitution of the Legal Reserve;

II.   constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law # 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the  Shareholders’ Meeting;

III.   payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on own capital referred to in paragraphs two and three of this article, given that they are declared, guarantee to the  shareholders, at every fiscal year, as a  mandatory minimum dividend, 30% (thirty per cent) of the respective net income, adjusted by the decrease or increase of the amounts specified in items I, II and III of Article 202 of the Law # 6,404/76.

No amendments.

Paragraph One - The   Board of Executive Officers, subject to the approval  of the Board of Directors, is authorized to declare and pay interim dividends, especially six-monthly and monthly dividends, resulting from Retained Earnings or existing Profits Reserves.

No amendments.

Paragraph Two - The  Board of Executive Officers may, also, subject to  the   approval   of   the  Board,   authorize the distribution of profits to shareholders as interest on own capital, pursuant to specific legislation, in total or partial substitution of interim dividends, whose declaration is permitted by the foregoing paragraph or, further, in addition thereto.

No amendments.

Paragraph Three - Any interest eventually paid to the shareholders will be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Item III of the “caput” of this Article.

No amendments.

./.

Pursuant to Item I of Article 11 of CVM Rule # 481, of December 17, 2009, we transcribed the Bylaws emphasizing the amendments to be submitted to the resolution of the shareholders of Banco Bradesco S.A., at the Special Shareholders' Meeting to be held on December 17:

 .15.

Article 31) The Net Income balance, recorded after the aforementioned distributions, will have the destination proposed by the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting, and may be fully allocated 100% (one hundred per cent) to Statutory Profit Reserves, in order to maintain an operating margin that is compatible with the development of the Company’s active operations, up to the limit of 95% (ninety-five per cent) of the Company’s paid-in capital share amount.

No amendments.

Sole Paragraph - In  the  event that  the proposal of the Board of  Executive  Officers  regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest on own capital in an amount in excess of the mandatory dividend established in Article 30, Item III, and/or retention of profits pursuant to Article 196 of the Law # 6,404/76, the Net Income balance for the purpose of constituting the reserve mentioned in this Article will be determined after the full deduction of such allocations.

No amendments.

Cidade de Deus, Osasco, SP, November 22, 2010

Banco Bradesco S.A.

Sérgio Socha           Domingos Figueiredo de Abreu

./.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 23, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.